Exhibit 22.1

Subsidiary Issuer of Guaranteed Securities

KKR Group Finance Co. IX LLC, an indirect finance subsidiary of KKR & Co. Inc., is the issuer of a series of debt securities designated as the 4.625% Subordinated Notes due 2061 (the “Notes”). The Notes are fully and unconditionally guaranteed by each of KKR & Co. Inc. and KKR Group Partnership L.P., another indirect subsidiary of KKR & Co. Inc.